News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
18 March 2010

Publication of Annual Reports and Financial Statements 2009 and
Notices of 2010 Annual General Meetings

Reed Elsevier has today published the following documents on its website www.reedelsevier.com:

•	Annual Reports and Financial Statements 2009 for the Reed Elsevier

Combined Businesses, Reed Elsevier PLC and Reed Elsevier NV;

•	Reed Elsevier PLC Notice of Annual General Meeting 2010;

•	Reed Elsevier NV Annual General Meeting Agenda 2010; and

•	Annual Report 2009 on Form 20-F for Reed Elsevier PLC and Reed Elsevier NV.

Reed Elsevier NV will hold its 2010 Annual General Meeting in Amsterdam on 20 April 2010 and Reed Elsevier PLC will hold its 2010 Annual General Meeting in London on 21 April 2010.

The Annual Report 2009 on Form 20-F has been filed with the United States Securities and Exchange Commission. American Depository Receipt holders can view Reed Elsevier’s Financial Statements, the AGM Notices and Annual Report on Form 20-F on the Reed Elsevier website.

Hard copies of the documents can be obtained free of charge on request from the registered office of the respective companies:

Reed Elsevier PLC 1-3 Strand London WC2N 5JR	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands

Reed Elsevier NV has submitted the Annual Reports and Financial Statements 2009 and the convocation for its Annual General Meeting to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). Reed Elsevier PLC has submitted the Annual Reports and Financial Statements 2009 and its Notice of Annual General Meeting to the UK Listing Authority, and these will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Additional information, required to be made available by Reed Elsevier PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Services Authority, to the extent not already included in the Reed Elsevier 2009 Results Announcement issued on 18 February 2010, is set out below.

Reed Elsevier PLC’s Directors’ Responsibility Statement

Anthony Habgood and Mark Armour, Chairman and Chief Financial Officer respectively, on behalf of the Board of Reed Elsevier PLC, confirm that to the best of their knowledge:

•	the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

•	the Directors’ Report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

FORWARD LOOKING STATEMENTS

The Annual Reports and Financial Statements 2009 contain forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended.  These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements.  The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements.  Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.